Gulf Coast Ultra Deep Royalty Trust

The Bank of New York Mellon Trust Company, N.A., as trustee

Institutional Trust Services

919 Congress Avenue, Suite 500

Austin, Texas 78701

June 5, 2013

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alexandra M. Ledbetter

RE:	Gulf Coast Ultra Deep Royalty Trust Registration Statement on Form S-1 File No. 333-189043

Dear Ms. Ledbetter:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Gulf Coast Ultra Deep Royalty Trust (the “Trust”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m., Eastern time, on Wednesday, June 5, 2013, or as soon as possible thereafter.

In connection with this request, the Trust acknowledges the following:

1. Should the U.S. Securities and Exchange Commission (the “Commission”) or the Staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

2. The action of the Commission or the Staff, acting pursuant to delegated authority in declaring the registration statement effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

3. The Trust may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows on Next Page]

Sincerely,

Gulf Coast Ultra Deep Royalty Trust By: The Bank of New York Mellon Trust Company, N.A., as trustee

By:	/s/ Sarah P. Newell
Sarah P. Newell
Vice President